                                                      Pursuant to Rule 424(b)(3)
                                                        Commission No. 333-32099


                    WELLS REAL ESTATE INVESTMENT TRUST, INC.
            SUPPLEMENT NO. 8 DATED JUNE  15, 1999 TO THE PROSPECTUS
                             DATED JANUARY 30, 1998


     This document supplements, and should be read in conjunction with, the Prospectus of Wells Real Estate Investment Trust, Inc. dated January 30, 1998, as supplemented and amended by Supplement No. 1 dated April 20, 1998, Supplement No. 2 dated June 30, 1998, Supplement No. 3 dated August 12, 1998, Supplement No. 6 dated January 15, 1999 and Supplement No. 7 dated April 15, 1999 (collectively, the "Prospectus"). Supplement No. 6 included the information in and superseded Supplement No. 4 dated November 1, 1998 and Supplement No. 5 dated December 14, 1998. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as set forth in the Prospectus.

     The purpose of this Supplement is to describe the following:

     (i) The status of the offering of shares of common stock in Wells Real Estate Investment Trust, Inc. (the "Company");

     (ii) Revisions to the "Plan of Distribution" section of the Prospectus;

     (iii) The acquisition of an interest in an industrial building in Greenville County, South Carolina;

     (iv) Revisions to the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the Prospectus; and

     (v) Audited financial statements relating to the EYBL CarTex Building and unaudited pro forma financial statements of the Company.

Status of the Offering

     Pursuant to the Prospectus, the offering of shares in the Company commenced on January 30, 1998. The Company commenced operations on June 5, 1998, upon the acceptance of subscriptions for the minimum offering of $1,250,000 (125,000 shares). As of May 31, 1999, the Company had raised a total of $70,839,115 in offering proceeds (7,083,912 shares).

Plan of Distribution

     The information contained on page 74 in the "PLAN OF DISTRIBUTION" section of the Prospectus is revised as of the date of this Supplement by the deletion of the third full paragraph on that page and the insertion of the following in lieu thereof:

        Executive officers and directors of the Company, as well as officers and employees of the Advisor or other Affiliates, may purchase Shares offered in this Offering at a discount. The purchase price for such Shares shall be $9.05 per Share reflecting the amount of selling commissions and dealer manager fees that will not be payable in connection with such sales. The net proceeds to the Company will not be affected by such sales of Shares at a discount. The Advisor and its Affiliates shall be expected to hold Shares purchased as shareholders for investment and not with a view towards distribution. In addition, Shares purchased by the Advisor or its Affiliates shall not be entitled to vote on any matter presented to the shareholders for a vote.

     The information contained on page 77 in the "PLAN OF DISTRIBUTION" section of the Prospectus, as previously amended by Supplement No. 1 and Supplement No. 7 to the Prospectus, is revised as of the date of this Supplement by the deletion of the second full paragraph on that page and the insertion of the following in lieu thereof:

       In addition, subscribers for Shares may agree with their participating broker-dealers and the Dealer Manager to have selling commissions due with respect to the purchase of their Shares paid over a six year period pursuant to a deferred commission arrangement (the "Deferred Commission Option"). Shareholders electing the Deferred Commission Option will be required to pay a total of $9.40 per share purchased upon subscription, rather than $10.00 per Share, with respect to which $0.10 per Share will be payable as commissions due upon subscription. For the period of six years following subscription, $0.10 per Share will be deducted on an annual basis from dividends or other cash distributions otherwise payable to the Shareholders and used by the Company to pay deferred commission obligations. The net proceeds to the Company will not be affected by the election of the Deferred Commission Option. Under this arrangement, a Shareholder electing the Deferred Commission Option will pay a 1% commission upon subscription, rather than a 7% commission, and an amount equal to a 1% commission per year thereafter for the next six years will be deducted from dividends or other cash distributions otherwise payable to such Shareholder and used by the Company to satisfy commission obligations. The foregoing commission amounts may be adjusted with approval of the Dealer Manager by application of the volume discount provisions previously described on page 75 of the Prospectus.

       Shareholders electing the Deferred Commission Option who are subject to federal income taxation will incur tax liability for dividends or other cash distributions otherwise payable to them with respect to their Shares even though such dividends or other cash distributions will be withheld from such Shareholders and will instead be paid to third parties to satisfy commission obligations.

       Investors who wish to elect the Deferred Commission Option should make the election on their Subscription Agreement Signature Page. Election of the Deferred Commission Option shall authorize the Company to withhold dividends or other cash distributions otherwise payable to such Shareholder for the purpose of paying commissions due under the Deferred Commission Option; provided, however, that in no event may the Company withhold in excess of $0.60 per Share in the aggregate under the Deferred Commission Option. Such dividends or cash distributions otherwise payable to Shareholders may be pledged by the Company, the Dealer Manager, the Advisor or their Affiliates to secure one or more loans, the proceeds of which would be used to satisfy sales commission obligations.

       In the event that Listing of the Shares occurs or is reasonably anticipated to occur at any time prior to the satisfaction of the Company's remaining commission obligations, the remaining commissions due under the Deferred Commission Option may be accelerated by the Company. In such event, the Company shall provide notice of such acceleration to Shareholders who have elected the Deferred Commission Option. The amount of the remaining commissions due shall be deducted and paid by the Company out of dividends or other cash distributions otherwise payable to such Shareholders during the time period prior to Listing; provided that, in no event may the Company withhold in excess of $0.60 per Share in the aggregate. To the extent that the distributions during such time period are insufficient to satisfy the remaining commissions due, the obligation of the Company and its Shareholders to make any further payments of deferred commissions under the Deferred Commission Option shall terminate, and participating broker-dealers will not be entitled to receive any further portion of their deferred commissions following Listing of the Company's shares.


The EYBL CarTex Building


Purchase of the EYBL CarTex Building.  On May 18, 1999, Wells Real Estate, LLC
-------------------------------------
SC I ("Wells LLC"), a Georgia limited liability company wholly owned by The Wells Fund XIREIT Joint Venture (the "Joint Venture"), acquired an industrial building located in Fountain Inn, South Carolina (the "EYBL CarTex Building").

     The Joint Venture is a joint venture partnership between Wells Operating Partnership, L.P., the operating partnership of the Company, and Wells Real Estate Fund XI, L.P. ("Wells Fund XI"), a Georgia limited partnership affiliated with the Company. The Joint Venture was formed on May 1, 1999 for the purpose of acquiring, owning, leasing, operating and managing real properties. Wells LLC was formed by the Joint Venture solely for the purpose of acquiring, owning and operating the EYBL CarTex Building.

     Wells LLC purchased the EYBL CarTex Building from Liberty Property Limited Partnership, a Pennsylvania limited partnership (the "Seller"), pursuant to an Agreement of Sale and Purchase (the "Contract") with the Seller. The original purchaser under the Contract was Wells Capital, Inc., the Advisor of the Company. Wells Capital, Inc. assigned its rights under the Contract to Wells LLC at closing. The Seller is not in any way affiliated with the Company or the Advisor.

     The purchase price for the EYBL CarTex Building was $5,085,000. Wells LLC also incurred additional acquisition expenses in connection with the purchase of the EYBL CarTex Building, including attorneys' fees, recording fees and other closing costs, of approximately $37,000.

     Wells OP contributed $3,592,000 to the Joint Venture and holds an equity percentage interest in the Joint Venture of approximately 70.1% for its share of the purchase of the EYBL CarTex Building. Wells Fund XI contributed $1,530,000 to the Joint Venture and holds an equity percentage interest in the Joint Venture of approximately 29.9% for its share of the purchase. All income, loss, profit, net cash flow, resale gain and sale proceeds of the Joint Venture are allocated and distributed between Wells OP and Wells Fund XI based upon their respective capital contributions to the Joint Venture.

Description of the Building and the Site.  The EYBL CarTex Building is an
-----------------------------------------
industrial building consisting of a total of 169,510 square feet comprised of approximately 140,580 square feet of manufacturing space, 25,300 square feet of two-story office space and 3,360 square feet of cafeteria/training space. An addition to the EYBL CarTex Building was constructed in 1989, which consisted of an additional 64,000 square feet of warehouse space located in the manufacturing portion of the building. The building is constructed of concrete tilt-up panels and has an interior height of 28 feet. The construction of each portion of the building is very similar, utilizing slabs-on-grade, CMU foundation walls at the truck docks, structural tilt-up insulated concrete panels and structural steel columns on concrete footings. Four dock-high doors with hydraulic dock levelers are provided along the south side of the building. The exterior of the office area is primarily made of a brick veneer.


     All roof and mezzanine floor structures are constructed of steel trusses, beams and girders, with metal decking. Each portion of the building is protected by a single-ply mechanically-fastened membrane roof system, which was manufactured by J.P. Stevens. The manufacturer of the roof recently reviewed the application and issued a ten-year warranty.

     The property was developed in the early 1980s on a site of approximately
11.94 acres. The site is located at 111 SouthChase Boulevard in the SouthChase Industrial Park, which is located adjacent to I-385 in southwest Greenville. The site has easy access to I-85. The current configuration of the parking lot allows for approximately 252 spaces for vehicles, which has proven adequate for the current tenant. The landscaping at the facility is in good condition and is consistent with the quality level of the entire complex.

     An independent appraisal of the EYBL CarTex Building was prepared by CB Richard Ellis, real estate appraisers, as of April 27, 1999. The appraisers estimated the market value of the land and the leased fee interest subject to the Lease (described below) to be $5,250,000, in cash or terms equivalent to cash. This value estimate was based upon a number of assumptions, including that the EYBL CarTex Building will continue operating at a stabilized level with EYBL CarTex occupying 100% of the rentable area. The value estimate set forth in the appraisal is not necessarily an accurate reflection of the fair market value of the property.

     Prior to closing, the Joint Venture also obtained an environmental report prepared by Law Engineering and Environmental Testing, Inc., evidencing that the environmental condition of the land and the EYBL CarTex Building was satisfactory.

     Greenville County is the hub of the metropolitan statistical area ("MSA") which also includes Spartanburg, Anderson, Pickens and Cherokee Counties. During the period from 1990 to 1998, Greenville County's labor force has grown by approximately 12%. During that same time period, the unemployment rate in Greenville County and the surrounding MSA has decreased significantly.

     Within the last two decades, the economic base has diversified from the once dominant textile industry toward other types of industries. During that time period, several corporations, including Michelin, BMW Manufacturing Corporation, Umbra Apparel and Boldwater Paper Products, have moved their North American or national headquarters into the area. The largest and most significant of these was the decision in 1992 by BMW Manufacturing Corporation to construct a $600 million facility near Spartanburg. As of April 27, 1999, this facility employed over 2,000 people. BMW's announcement led to the relocation of several auto parts manufacturers into the region, as well as other supportive industries. The result of the recent corporate relocations and the marketing efforts of local authorities as been a substantial flow of capital into the area, elevating metropolitan Greenville to the second highest MSA in the nation in terms of capital investment.

The Lease.  The entire 169,510 rentable square feet of the EYBL CarTex Building
---------
is currently leased to EYBL CarTex, Inc., a South Carolina corporation ("EYBL CarTex"), pursuant to an Agreement of Lease dated February 13, 1998, as amended by First Amendment to Agreement of Lease dated July 24, 1998 and Second Amendment to Agreement of Lease dated November 4, 1998 (the "Lease"). The Lease was assigned to Wells LLC at the closing with the result that

Wells LLC is now the landlord under the Lease.

     EYBL CarTex produces automotive textiles for BMW, as well as for Mercedes, GM Bali, VW Mexico and Golf A4, and is 100% owned by EYBL International, AG, Krems/Austria. This company, which was founded in 1868, had 2,000 employees at the end of 1998 and sales in 1998 of $260 million. EYBL International is the world's largest producer of circular knit textile products and loop pile plushes for the automotive industry. It has plants in Austria, Germany, Hungary, Slovakia, Brazil and the U.S. (the EYBL CarTex Building). Recent financial information for EYBL International is as follows:


($ U.S. millions*)     1998    1997    1996
                      ------  ------  ------
Sales                 $264.4  $200.4  $168.3

Net Income            $  9.4  $  5.4  $  2.1

Net Worth             $ 49.7  $ 17.2  $ 12.3

* Based upon the 4/8/99 conversion rate of 12.7 schillings to 1.0 U.S. $

     In North America, EYBL CarTex supplies customers in the U.S. and Mexico. The capacity of this plant was raised in 1998 as a result of the contract with VW Mexico and will consist of 16 circular knitting machines as of March 1999. EYBL CarTex does not produce separate financial statements.

     The initial term of the Lease is ten years, which commenced on March 1, 1998, and expires in February 2008. EYBL CarTex has the right to extend the Lease for two additional five year periods of time. Each extension option must be exercised by giving notice to the landlord at least 12 months prior to the expiration date of the then-current lease term.

     The base rent payable under the Lease for the remainder of the lease term is as follows:

-------------------------------------------------------------------------------

          Lease Year         Annual Rent            Monthly Rent
          ----------         -----------            ------------
              2              $508,530.00            $42,377.50
              3              $508,530.00            $42,377.50
              4              $508,530.00            $42,377.50
              5              $550,907.50            $45,908.95
              6              $550,907.50            $45,908.95
              7              $593,285.00            $49,440.42
              8              $593,285.00            $49,440.42
              9              $610,236.00            $50,853.00
              10             $610,236.00            $50,853.00

-------------------------------------------------------------------------------

     The monthly base rent payable for each extended term of the Lease will be equal to the fair market rent as submitted by the landlord. If the tenant does not agree to the proposed rent by the landlord for the extension term, the tenant may require that the fair market rent be determined by three appraisers, one of which will be selected by the tenant, one selected by the landlord and one selected by the first two appraisers.

     Under the Lease, EYBL CarTex is required to pay as additional rent all real estate taxes, special assessments, utilities, taxes, insurance and other operating costs with respect to the EYBL CarTex Building during the term of the Lease. In addition, EYBL CarTex is responsible for all routine maintenance and repairs to the EYBL CarTex Building. Wells LLC, as landlord, is responsible for maintenance of the footings and foundations and the structural steel columns and girders associated with the building.

     Under the Lease, EYBL CarTex has an option to purchase the EYBL CarTex Building at the expiration of the initial lease term by giving notice to Wells LLC by March 1, 2007. Within 30 days after the landlord receives notice of the tenant's intent to exercise its purchase option, the landlord is required to submit a proposed purchase price for the EYBL CarTex Building based upon its good faith estimate of the fair market value of the building. If the tenant does not agree to the proposed purchase price, the tenant may require that the purchase price be established by three appraisers, one selected by the tenant, one selected by the landlord and one selected by the first two appraisers. In no event, however, will the purchase price under the purchase option be less than $5,500,000.

     Pursuant to a Lease Commission Agreement dated February 12, 1998, between the Seller and The McNamara Company, Inc., Wells LLC is required to pay annual brokerage commissions of $13,787 to The McNamara Company, Inc., an unaffiliated real estate brokerage which procured the Lease.

Property Management Fees.  Wells Management Company, Inc. ("Wells Management"),
------------------------
an Affiliate of the Company and the Advisor, has been retained to manage and lease the EYBL CarTex Building. Wells LLC will pay management and leasing fees to Wells Management in the amount of 4.5% of gross revenues from the EYBL CarTex Building on a monthly basis.

Management's Discussion and Analysis of Financial Condition and Results of Operation.

     The information contained on page 46 in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the Prospectus is revised as of the date of this Supplement by the deletion of the first paragraph of that section and the insertion of the following paragraph in lieu thereof:

         The Company commenced operations on June 5, 1998, upon the acceptance of subscriptions for the minimum offering of $1,250,000 (125,000 Shares). As of May 31, 1999, the Company had raised a total of $70,839,115 in offering proceeds (7,083,912 Shares), and had paid $2,479,369 in acquisition and advisory fees and acquisition expenses and $8,854,889 in selling commissions and organizational and offering expenses. As of May 31, 1999, the Company had invested $48,070,328 in properties and was holding net offering proceeds of $11,434,529 available for investment in additional properties.

Financial Statements and Exhibits.

     The Statements of Revenues over Certain Operating Expenses of the EYBL CarTex Building for the year ended December 31, 1998, included in this Supplement in Appendix F, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included in reliance upon the authority of said firm as experts in giving said report. The Statements of Revenues over Certain Operating Expenses of the EYBL CarTex Building for the three months ended March 31, 1999, and the pro forma financial information for Wells Real Estate Investment Trust, Inc. as of December 31, 1998 and for the three months ended March 31, 1999 have not been audited.

                                                                      APPENDIX F


                         INDEX TO FINANCIAL STATEMENTS



                                                                         Page
                                                                         ----


EYBL CarTex Building

     Audited Financial Statements

           Report of Independent Public Accountants                      F-1

           Statements of Revenues Over Certain Operating
           Expenses for the year ended December 31, 1998 (Audited)
           and for the three months ended March 31, 1999 (Unaudited)     F-2

           Notes to Statements of Revenues Over Certain
           Operating Expenses for the year ended December
           31, 1998 (Audited) and for the three months ended
           March 31, 1999 (Unaudited)                                    F-3

Wells Real Estate Investment Trust, Inc.

     Unaudited Pro Forma Financial Statements

           Summary of Unaudited Pro Forma Financial Statements           F-5

           Pro Forma Balance Sheet as of March 31, 1999                  F-6

           Pro Forma Income Statement for the period ending
           December 31, 1998                                             F-7

           Pro Forma Income Statement for the period ending
           March 31, 1999                                                F-8

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Wells Real Estate Investment Trust, Inc.:

We have audited the accompanying statement of revenues over certain operating expenses for the EYBL CARTEX BUILDING for the year ended December 31, 1998. This financial statement is the responsibility of management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues over certain operating expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of revenues over certain operating expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, this financial statement excludes certain expenses that would not be comparable with those resulting from the operations of the EYBL CarTex building after acquisition by the Wells Fund XI REIT Joint Venture (a joint venture between the Wells Operating Partnership, L.P. [on behalf of Wells Real Estate Investment Trust, Inc.] and Wells Real Estate Fund XI, L.P.). The accompanying statement of revenues over certain operating expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of the EYBL CarTex Building's revenues and expenses.

In our opinion, the statement of revenues over certain operating expenses presents fairly, in all material respects, the revenues over certain operating expenses of the EYBL CarTex Building for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP
-----------------------

Atlanta, Georgia
May 21, 1999

                             EYBL CARTEX BUILDING


                            STATEMENTS OF REVENUES

                        OVER CERTAIN OPERATING EXPENSES

                   FOR THE YEAR ENDED DECEMBER 31, 1998 AND

                   FOR THE THREE MONTHS ENDED MARCH 31, 1999



                                                    1998             1999
                                                    ----             ----
                                                                  (Unaudited)

RENTAL REVENUES                                  $213,330          $63,990

OPERATING EXPENSES, NET OF REIMBURSEMENTS          14,343                0
                                                 --------          -------
REVENUES OVER CERTAIN OPERATING EXPENSES         $198,987          $63,990
                                                 ========          =======



       The accompanying notes are an integral part of these statements.

                             EYBL CARTEX BUILDING


                        NOTES TO STATEMENTS OF REVENUES

                        OVER CERTAIN OPERATING EXPENSES

                   FOR THE YEAR ENDED DECEMBER 31, 1998 AND

                   FOR THE THREE MONTHS ENDED MARCH 31, 1999


 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

    Description of Real Estate Property Acquired

    The EYBL CarTex Building is an industrial building consisting of a total of 169,510 square feet. On May 18, 1999, Wells Real Estate, LLC - SC I ("Wells LLC"), a Georgia limited liability company wholly owned by the Wells
    Fund XI-REIT Joint Venture (the "Joint Venture"), acquired an industrial building located in Fountain Inn, unincorporated Greenville County, South Carolina (the "EYBL CarTex Building"). Wells LLC purchased the EYBL CarTex Building from Liberty Property Trust, a Pennsylvania limited partnership.

    The Joint Venture is a Georgia joint venture between Wells Real Estate Fund XI, L.P. ("Wells Fund XI"), a Georgia limited partnership, and Wells Operating Partnership, L.P. ("Wells OP"), a Delaware limited partnership formed to acquire, own, lease, operate, and manage real properties on behalf of Wells Real Estate Investment Trust, Inc. The Joint Venture was formed on May 1, 1999 for the purpose of the acquisition, ownership, development, leasing, operations, sale, and management of real properties.

    The purchase price for the EYBL CarTex Building was $5,085,000. Wells LLC also incurred additional acquisition expenses in connection with the purchase of the EYBL CarTex Building, including attorneys' fees, recording fees, and other closing costs of $36,828. Wells Fund XI contributed $1,530,000 to the Joint Venture and holds an equity percentage interest in the Joint Venture of 29.87% for its share of the purchase of the EYBL CarTex Building. Wells OP contributed $3,591,828 to the Joint Venture and holds an equity percentage interest in the Joint Venture of 70.13% for its share of the purchase of the EYBL CarTex Building. All income, loss, profit, net cash flow, resale gain, and sale proceeds of the Joint Venture are allocated and distributed between Wells Fund XI and Wells OP based on their respective capital contributions to the Joint Venture.

    Rental Revenues

    Rental income from the lease is recognized on a straight-line basis over the life of the lease.

 2. BASIS OF ACCOUNTING

    The accompanying statements of revenues over certain operating expenses are presented on the accrual basis. These statements have been prepared in accordance with the applicable rules and regulations of the Securities and Exchange Commission for real estate properties acquired. Accordingly, the statements exclude certain historical expenses, such as depreciation and management fees, not comparable to the operations of the EYBL CarTex Building after acquisition by the Joint Venture.

                   WELLS REAL ESTATE INVESTMENT TRUST, INC.

                   UNAUDITED PRO FORMA FINANCIAL STATEMENTS


The following unaudited pro forma balance sheet as of March 31, 1999 and the pro forma statements of income for the year ended December 31, 1998 and the three months ended March 31, 1999 have been prepared to give effect to the acquisition of the EYBL CarTex Building by the Wells XI-REIT Joint Venture (a joint venture between the Wells Operating Partnership and Wells Real Estate Fund XI, L.P.) as if the acquisition occurred as of March 31, 1999 with respect to the balance sheet and on January 1, 1998 with respect to the statements of income. Wells Operating Partnership, L.P. is a Delaware limited partnership that was organized to own and operate properties on behalf of the Wells Real Estate Investment Trust, Inc. Wells Real Estate Investment Trust, Inc. is the general partner of the Wells Operating Partnership, L.P.

These unaudited pro forma financial statements are prepared for informational purposes only and are not necessarily indicative of future results or of actual results that would have been achieved had the acquisition been consummated at the beginning of the period presented.

                   WELLS REAL ESTATE INVESTMENT TRUST, INC.


                                 BALANCE SHEET

                                MARCH 31, 1999

                                  (Unaudited)


                                     ASSETS

                                                                                         Wells Real
                                                                                           Estate                           Pro
                                                                                         Investment      Pro Forma         Forma
                                                                                         Trust, Inc.    Adjustments        Total
                                                                                         -----------    -----------        -----
REAL ESTATE, AT COST:
 Land                                                                                    $ 6,787,902   $         0      $ 6,787,902
 Building and improvements, less accumulated depreciation of $286,242 in 1999             33,058,522             0       33,058,522
                                                                                         -----------   -----------      -----------
      Total real estate                                                                   39,846,424             0       39,846,424

INVESTMENTS IN JOINT VENTURES                                                             11,494,134     3,740,428 (b)   15,234,562

DUE TO AFFILIATES                                                                            267,279             0          267,279

CASH AND CASH EQUIVALENTS                                                                  7,864,546    (3,591,828)(a)    4,272,718

DEFERRED PROJECT COSTS                                                                       375,126      (148,600)(c)      226,526

DEFERRED OFFERING COSTS                                                                      294,037             0          294,037

PREPAID EXPENSES AND OTHER ASSETS                                                            746,736             0          746,736
                                                                                         -----------   -----------      -----------
      Total assets                                                                       $60,888,282   $         0      $60,888,282
                                                                                         ===========   ===========      ===========

                                               LIABILITIES AND SHAREHOLDERS' EQUITY

ACCOUNTS PAYABLE                                                                         $   578,328   $         0      $   578,328

NOTES PAYABLE                                                                              9,650,000             0        9,650,000

DUE TO AFFILIATES                                                                            348,342             0          348,342

DIVIDENDS PAYABLE                                                                            628,182             0          628,182

MINORITY INTEREST OF UNIT HOLD IN OPERATING PARTNERSHIP                                      200,000             0          200,000
                                                                                         -----------   -----------      -----------
      Total liabilities                                                                   11,404,852             0       11,404,852
                                                                                         -----------   -----------      -----------
COMMON SHARES, $0.01 par value; 16,500,000 shares authorized, 5,702,329 shares issued
 and outstanding at March 31, 1999                                                            57,023             0           57,023


ADDITIONAL PAID-IN CAPITAL                                                                48,698,935             0       48,698,935

RETAINED EARNINGS                                                                            727,472             0          727,472
                                                                                         -----------   -----------      -----------
      Total shareholders' equity                                                          49,483,430             0       49,483,430
                                                                                         -----------   -----------      -----------
      Total liabilities and shareholders' equity                                         $60,888,282   $         0      $60,888,282
                                                                                         ===========   ===========      ===========

--------------

(a) Reflects Wells Real Estate Investment Trust's portion of the purchase price related to the EYBL CarTex Building.

(b) Reflects Wells Real Estate Investment Trust's contribution to the Wells XI-REIT Joint Venture.

(c) Reflects deferred project costs contributed to the Wells XI-REIT Joint Venture.

                   WELLS REAL ESTATE INVESTMENT TRUST, INC.


                              STATEMENT OF INCOME

                    FOR THE PERIOD ENDING DECEMBER 31, 1998




                                                           Wells Real
                                                             Estate                                  Pro
                                                           Investment          Pro Forma            Forma
                                                          Trust, Inc.          Adjustment           Total
                                                         -------------       --------------      -------------
REVENUES:
 Rental income                                               $ 20,994           $     0            $ 20,994
 Equity in income (loss) of joint ventures                    263,315            (6,204)(a)         257,111
 Interest income                                              110,869                 0             110,869
                                                             --------           -------            --------
                                                              395,178            (6,204)            388,974
                                                             --------           -------            --------

EXPENSES:
 Operating costs, net of reimbursements                        11,033                 0              11,033
 General and administrative                                    29,943                 0              29,943
 Legal and accounting                                          19,552                 0              19,552
 Computer costs                                                   616                 0                 616
                                                             --------           -------            --------
                                                               61,144                 0              61,144
                                                             --------           -------            --------
NET (LOSS) INCOME                                            $334,034           $(6,204)           $327,830
                                                             ========           =======            ========
EARNING PER SHARE (BASIC AND
 DILUTED)                                                    $   0.40           $ (0.01)           $   0.39
                                                             ========           =======            ========

----------------

(a) Reflects Wells Real Estate Investment Trust's equity in loss of the Wells XI-REIT Joint Venture.

                   WELLS REAL ESTATE INVESTMENT TRUST, INC.


                              STATEMENT OF INCOME

                     FOR THE PERIOD ENDING MARCH 31, 1999




                                                           Wells Real
                                                             Estate                                 Pro
                                                           Investment          Pro Forma           Forma
                                                          Trust, Inc.         Adjustment           Total
                                                         --------------       -----------       ----------
REVENUES:
 Rental income                                                $726,183            $    0           $726,183
 Equity in income of joint ven tures                           192,723             7,596(a)         200,319
 Interest income                                                69,094                 0             69,094
                                                              --------            ------           --------
                                                               988,000             7,596            995,596
                                                              --------            ------           --------

EXPENSES:
 Operating costs, net of reimbursements                        204,115                 0            204,115
 Management and leasing fees                                    44,692                 0             44,692
 Depreciation                                                  286,242                 0            286,242
 Administrative costs                                           29,710                 0             29,710
 Legal and accounting                                           27,100                 0             27,100
 Computer costs                                                  2,703                 0              2,703
                                                              --------            ------           --------
                                                               594,562                 0            594,562
                                                              --------            ------           --------
NET (LOSS) INCOME                                             $393,438            $7,596           $401,034
                                                              ========            ======           ========
EARNING PER SHARE (BASIC AND DILUTED)                         $   0.10            $ 0.00           $   0.10
                                                              ========            ======           ========


--------------

(a) Reflects Wells Real Estate Investment Trust's equity in income of the Wells XI-REIT Joint Venture.